SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
CONSOLIDATED CAPITAL GROWTH FUND

(Name of Subject Company)
CONSOLIDATED CAPITAL GROWTH FUND

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Fund 4, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 10, LLC; MPF Income Fund 24, LLC; Sutter Opportunity Fund 4, LLC and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”) to purchase 9,838 units of the outstanding units of limited partnership interest (“Units”) of Consolidated Capital Growth Fund, at a price of $100.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between September 19, 2007 and October 31, 2007, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of September 19, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2007.
ITEM 1. SUBJECT COMPANY INFORMATION.
     The name of the subject company is Consolidated Capital Growth Fund, a California limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of June 30, 2007, 49,191 Units were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s general partner is ConCap Equities, Inc. (the “General Partner”), a Delaware corporation. The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $100.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on September 19, 2007. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for certain payments to affiliates for services and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the General Partner receive 5% of gross receipts from the Partnership’s property as compensation for providing property management services. The Partnership paid to such affiliates approximately $102,000 and $93,000 for the six months ended June 30, 2007 and 2006, respectively, and $193,000 and $171,000 for the years ended December 31, 2006 and 2005, respectively.
     Affiliates of the General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $88,000 and $66,000 for the six months ended June 30, 2007 and 2006, respectively, and $138,000 and $195,000 for the years ended December 31, 2006 and 2005, respectively. The portion of these reimbursements included in investment property for the six months ended June 30, 2007 and 2006 and for the years ended December 31, 2006 and 2005 are construction management services provided by an affiliate of the General Partner of approximately $12,000 and $9,000, respectively, and $18,000 and $65,000, respectively.
     The Partnership Agreement provides for a fee equal to 9% of the total distributions made to the limited partners from “cash available for distribution” (as defined in the Partnership Agreement) to be paid to the General Partner for executive and administrative management services. No fees were earned or paid for the six months ended June 30, 2007 and 2006 or during the years ended December 31, 2006 and 2005.
     During 2004, an affiliate of the General Partner advanced the Partnership approximately $830,000 to assist in paying city taxes related to the sales of two investment properties and to fund replacement reserves at The Lakes Apartments. During 2005, an affiliate of the General Partner advanced the Partnership approximately $2,720,000 to cover the closing costs and the deficiency between the prior mortgage payoff and the new mortgage on The Lakes Apartments and approximately $213,000 for property and Partnership operations and capital improvements. There were no advances made to the Partnership during the six months ended June 30, 2007 and 2006 or during the year ended December 31, 2006. No payments were made during the year ended December 31, 2006 or 2005. Interest is accrued at the prime rate plus 2% (10.25% at June 30, 2007). Interest charged by an affiliate of the General Partner was approximately $227,000 and $194,000 for the six months ended June 30, 2007 and 2006, respectively, and $413,000 and $166,000 for the years ended December 31, 2006 and 2005, respectively. At June 30, 2007, the total balance of advances and accrued interest due to an affiliate of the General Partner was approximately $4,567,000. Subsequent to June 30, 2007, an affiliate of the General Partner advanced the Partnership $26,000 to fund operating expenses at The Lakes Apartments.

     The Partnership insures its property up to certain limits through coverage provided by Apartment Investment and Management Company (“AIMCO”), which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty, general liability and vehicle liability. The Partnership insures its property above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the General Partner. During the six months ended June 30, 2007, the Partnership was charged by AIMCO and its affiliates approximately $148,000 for hazard insurance coverage and fees associated with policy claims administration. Additional charges will be incurred by the Partnership during 2007 as other insurance policies renew later in the year. The Partnership was charged by AIMCO and its affiliates approximately $111,000 and $67,000, respectively, for insurance coverage and fees associated with policy claims administration during the years ended December 31, 2006 and 2005.
     In addition to its indirect ownership of the general partner interest in the Partnership, AIMCO and its affiliates owned 33,133.75 Units in the Partnership representing 67.36% of the outstanding Units at June 30, 2007. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unit holders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the General Partner. As a result of its ownership of 67.36% of the outstanding Units, AIMCO and its affiliates are in a position to control all such voting decisions with respect to the Partnership. Although the General Partner owes fiduciary duties to the limited partners of the Partnership, the General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the General Partner, as general partner, to the Partnership and its limited partners may come into conflict with the duties of the General Partner to AIMCO as its sole stockholder.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of October 2, 2007, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     Not applicable.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable.

ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of October 2, 2007, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.
ITEM 9. EXHIBITS.
(a)(2)	Letter to Unit Holders of the Partnership, dated October 2, 2007.
(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 2, 2007

Consolidated Capital Growth Fund
By:	ConCap Equities, Inc.
(General Partner)

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President